

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4720

October 29, 2009

By U.S. Mail and Facsimile to: (310) 552-1772

H. Anthony Gartshore
First Regional Bancorp
1801 Century Park East
Los Angeles, CA 90067

> **Re:**   **First Regional Bancorp**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **Form 10-Q for period ended March 31, 2009**
> **File No. 000-10232**

Dear Mr. Gartshore:

We have reviewed your response letter dated September 2, 2009 and related materials and have the following comments. Where indicated, we think your disclosure should be revised. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In your response, please indicate your intent to include the requested revision in future filings and provide a draft of your proposed disclosure. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.   We note your response to comment 1 in our letter dated August 5, 2009. Please confirm that you will properly identify whether you are a large accelerated filer, accelerated filer, non-accelerated filer or smaller reporting company in future filings.

2.   Please refer to our previous comment 4 in our letter dated August 5, 2009. In your response you state that the composition of the non-performing loan portfolio changes in response to the underlying loan characteristics. Please disclose what those characteristics are. For example, please disclose in greater detail whether

the non-performing land loans that constituted a large portion of your non-performing loan portfolio as of December 31, 2008 were resolved, charged-off, restructured or refinanced. Please disclose the reasons why you believe a greater number of construction loans were non-performing as of March 31, 2009 and update this disclosure in future filings as necessary.

3.   Please refer to our previous comment 5 in our letter dated August 5, 2009. We note your discussion of what constitutes the non-performing loan portfolio at December 31, 2008 and your discussion regarding how well these loans are collateralized. Please revise to disclose in greater detail how these loans differ from your non-performing loans outstanding in prior periods. In this regard, please discuss changes in any large non-performing loans, and discuss changes in the level of collateral values related to these loans. Provide enough detail for the reader of the financial statements to understand why this ratio is fluctuating from period to period.

4.   In your response to our previous comment 5 in our letter dated August 5, 2009, you state that the estimates of collateral value for collateral dependent loans drives your loan loss provisions. Please clarify what you mean by this statement. Clarify if or how many of these loans are subject to SFAS 114 and constitute the loans discussed in the paragraphs above. Discuss how you consider the decline in collateral values in your qualitative factor adjustments.

5.   Throughout your response to our letter dated August 5, 2009, you state that you have made refinements to your loan loss provision methodology. To the extent that these refinements have a material impact on your allowance for loan losses and provision for loan losses, please provide more transparent disclosure of what your refinements are and the impact they have on the allowance for loan losses.

6.   Please refer to our previous comment 6(c) in our letter dated August 5, 2009. Please specifically discuss the trends of borrower defaults in your interest only balloon payment loans and how that trend impacts your allowance for loan losses, if material.

7.   We note your response to our comment 12 in our letter dated August 5, 2009. Please note that while SFAS 114 requires consideration of costs to sell in a measure of impairment, the actual fair value measurement is of the collateral value itself. Therefore, pursuant to paragraph 9 of SFAS 157, please remove the costs to sell from your SFAS 157 disclosures to report only the fair value measurements related to the collateral valuation. Please similarly revise your disclosures for other real estate owned, if applicable.

8.   We note your response to our previous comment 15 in our letter dated August 5, 2009. We understand that the level of charge-offs often lags the increase in non-performing loans. However, it remains unclear why the non-performing loan portfolio and level of charge-offs have materially increased while your provision has not increased at the same rate. Please discuss the impact of any specific reserves on your loan loss provision and clarify why a similar level of reserves is not necessary for your current portfolio of non-performing loans.

            *   *   *   *   *

        Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your response letter should key your responses to our comments, indicate your intent to include the requested revision in future filings, provide a draft of your proposed disclosure and provide any requested information. We may have additional comments after reviewing your response.

        You may contact Rebekah Moore, Staff Accountant, at (202) 551-3303, or Paul Cline, Staff Accountant, at (202) 551-3851 if you have questions regarding any matters relating to the financial statements and related matters. Please contact Matt McNair, Attorney-Adviser, at (202) 551-3583 or me at (202) 551-3464 with any other questions.

                                                Sincerely,

                                                Kathryn McHale
                                                Attorney-Adviser